March 13, 2012

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Ferrellgas, L.P.
Ferrellgas Finance Corp.
Form 10-K for Fiscal Year Ended July 31, 2011, Filed September 26, 2011
Form 10-Q for Fiscal Quarter Ended October 31, 2011 Filed December 9, 2011
File Nos. 001-11331, 000-50183, 000-50182, 333-06693-02

Ms. Ransom:

This letter is in response to your letter dated March 5, 2012.  To facilitate your review of the above-referenced filings, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to our response.

Item 11. Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

Base Salary, page 73

1.              We note your response to comment 9.  We believe that your use of the Mercer market data, including both the 16 peer group companies and the broader industry sample, constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K because you used ranges from the data “in determining the base salaries for [your named executive officers].”  For guidance, please see Question 118.05 in our Compliance and Disclosure Interpretations (Regulation S-K).  Accordingly, please disclose the high and low end of the ranges derived from the Mercer market data.  Please also disclose the names of the companies in the Energy, Materials and Utility industries that were used to create the data.

ANSWER:

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings, as applicable, to disclose the high and low end of the ranges in the market data from Mercer:

Components of Named Executive Officer Compensation

“Stephen L. Wambold, with the assistance of J. Ryan VanWinkle, formulates preliminary compensation recommendations for all NEOs, including themselves. These recommendations are subject to review and approval by the Compensation Committee. To assist Stephen L. Wambold and the Compensation Committee, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting (“Mercer”) to provide market data that is used to create salary ranges for overall NEO compensation. The compensation survey data provided by Mercer assisted in establishing these salary ranges based not only on the 16 peer group companies identified below, but also a broader industry sample identified by Mercer.  This broader index was comprised of 78 companies in the Energy, Materials, Industrials and Utility industries with revenues between $1 and $ 4 billion.

The 16 companies included in the peer group mentioned above are as follows:

•                                          Targa Resources Partners

•                                          Enbridge Energy Partners

•                                          Energy Transfer Partners

•                                          UGI Corp.

•                                          Sunoco Logistics Partners

•                                          New Jersey Resources Corp.

•                                          Amerigas Partners

•                                          Copano Energy

•                                          Suburban Propane Partners

•                                          Laclede Group Inc.

•                                          WGL Holdings Inc.

•                                          Star Gas Partners

•                                          Inergy L.P.

•                                          South Jersey Industries Inc.

•                                          Alliance Resource Partners

•                                          Oneok Partners”

Base Salary

“Stephen L. Wambold, with the assistance of J. Ryan VanWinkle, formulates preliminary base salary recommendations for all NEOs, including themselves. These recommendations are subject to review and approval by the Compensation Committee. To assist Stephen L. Wambold and the Compensation Committee, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting to provide market data that is used to create benchmarks for each NEO’s base salary. These benchmarks refer to the high and low end of the ranges provided by Mercer, rather than a specific point within the range.

The following table identifies the low and high ends of the range included in the Mercer Base Salary market data for each of our NEOs:

	(in 000s)
	Low Point	High Point
Chairman	$533	$878
Chief Executive Officer	$409	$961
Chief Financial Officer	$251	$431
Top Division Executive	$248	$421

Additionally, other factors such as performance and other executive responsibilities are taken into consideration when determining the base salaries of our NEOs.  The amount of salary paid to each NEO during fiscal year 2011 is displayed in the “Salary” column of the Summary Compensation Table.”

The Mercer report did not contain the list of company names included in the “broader industry sample” only that it was comprised of 78 companies within the “Energy, Materials, Industrials and Utilities Industries with a revenue range of $1B to $4B.”  The report did however list the 16 companies that were included in the “peer group” and these companies have been included in our response as well as on page 73 of our 10-K.

Non-Equity Incentive Plan, page 74

2.              We note your response to comment 11.  In addition to disclosing Mr. Wambold’s authority to withhold a named executive officer’s incentive payout, please also disclose Mr. Wambold’s exercise of such authority.

ANSWER:

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings, as applicable:

“Actual non-equity incentive payouts for Messrs Brown and Koloroutis of $250,000 each were less than the calculated amount because Mr. Wambold exercised his authority to withhold a portion thereof.”

Stock-based and Unit Options Plans, page 76

Ferrell Companies Incentive Compensation Plan, page 76

3.              We note your response to comment 12.  The use of the market data from Mercer as a point of reference to determine the total number of options to be granted constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  For guidance, please see Question 118.05 in our Compliance and Disclosure Interpretations (regulation S-K).  Accordingly, please disclose in greater detail how you utilized the Mercer market data as a point of reference and the name of the companies constituting the Mercer data.

ANSWER:

The Mercer report did not contain the list of company names included in the “broader industry sample,” only that it was comprised of 78 companies within the “Energy, Materials, Industrials and Utilities Industries with a revenue range of $1B to $4B.”  The report did however list the 16 companies that were included in the “peer group” and these companies have been included in our response above as well as on page 73 of our 10-K.

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings, as applicable:

“The ICP awards are granted periodically throughout the year at strike prices equal to the most recently published semi-annual valuation by an independent third party valuation firm that is performed on Ferrell Companies, which is a privately held company, for the purposes of the Employee Stock Ownership Plan. All other terms of these awards granted to the NEOs, including the quantity awarded, vesting life and expiration date of awards are discretionary and must be approved by the ICP Option Committee, which consists of Stephen L. Wambold, J. Ryan VanWinkle, George L. Koloroutis and Tod D. Brown. Awards granted to NEOs must also be approved by the Compensation Committee of the Board of Directors. To assist the ICP Option Committee and the Compensation Committee of the Board of Directors in determining the quantity of awards to grant to an NEO, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting to provide market data that is used to create recommended ranges of current year ICP award grants by executive position.

Utilizing the Mercer data, the Compensation Committee approved ICP awards to NEOs in fiscal 2011 taking into account each NEOs responsibilities, performance and respective holdings of such ICP awards previously granted by the committee to ensure the appropriate level of equity as a component of the NEOs total compensation package.”

Ferrellgas acknowledges the following:

•             the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 913-661-1528 or David Ronn of McGuireWoods, LLP at 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response.

Sincerely,

/s/ J. Ryan VanWinkle

J. Ryan VanWinkle
Senior Vice President and
Chief Financial Officer

cc:	Mr. David Ronn
McGuireWoods, LLP

Mr. Michael Contreras
Deloitte & Touche LLP